January 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.

Washington, D.C. 20549
Attn: Liz Packebusch

Re:	Keyarch Acquisition Corporation Registration Statement on Form S-1 Filed December 3, 2021

File No. 333-261500

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Keyarch Acquisition Corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 24, 2022, or as soon thereafter as practicable.

The Company hereby authorizes Karen Dempsey of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Karen Dempsey at (415) 773-5700.

[Signature Page Follows]

Very truly yours,

Keyarch Acquisition Corporation

By:	/s/ Kai Xiong
Name:	Kai Xiong
Title:	Chief Executive Officer

cc:	Karen Dempsey, Orrick, Herrington & Sutcliffe LLP

[Signature Page to Acceleration Request]